Exhibit 19.1

Subject:	Department:		Approved by:
Insider Trading Policy	Dana Worldwide		Executive Leadership Team
	Responsible Officer: Chief	Date of Last Revision/Review:
	Compliance	February 2025
Officer

Introduction

The purpose of this Insider Trading Policy (the “Policy”) is to promote compliance with applicable securities laws by Dana Incorporated (the “Company”) and all directors, officers and employees (and members of the forgoing persons’ immediate families and households), in order to preserve the reputation and integrity of the Company, as well as that of all persons affiliated with it. Questions regarding this policy should be directed to the Company’s General Counsel, Doug Liedberg at 419-887-5442 or the Company’s Assistant General Counsel, Shaun Graham at 419-887-3021.

Policy

It is the Company’s policy to comply with all applicable federal and state securities laws, including those relating to buying or selling securities in the Company. In the course of conducting the Company’s business, employees or representatives may become aware of material, non-public information regarding the Company or other companies with which we do business (this so-called “material, non-public information” is further discussed below). Employees or agents of the Company and members of their immediate families may not buy or sell Company securities, or securities of any other company, while in possession of material, non-public information obtained during the course of employment or other involvement with Company business, even if the decision to buy or sell is not based upon the material, non-public information.

In addition, entities such as trusts or foundations over which an employee has control, may not buy or sell securities while the employee is in possession of such material non-public information. If you have material non-public information, you may not disclose that information to others, even to family members or other employees, except for those whose job responsibilities for the Company require the information.

This policy will continue to apply to any employee or agent whose relationship with the Company terminates as long as the individual possesses material non-public information obtained in the course of employment or a relationship with the Company.

Applicability

The general policy stated above applies to all directors, officers, employees and others engaged in Company business. In order to ensure compliance with the policy, the Board of Directors of the Company (the “Board”) has adopted the following additional procedures, which apply to directors, officers and certain employees, including, but not limited to, those individuals identified by the Board as Section 16 officers, as well as members of the Company’s executive committee or similar management policy committee and any other individuals designated by the General Counsel from time to time (collectively, “Covered Persons”). These additional procedures also apply to Covered Persons’ Related Persons (as defined below). The Company has determined that these Covered Persons are likely to have access to material, non-public information by virtue of their position with the Company. These procedures apply regardless of the dollar amount of the trade or the source of the material, non-public information. Any questions regarding the applicability of this policy to a specific situation should be referred to the Company’s General Counsel or Assistant General Counsel.

Definition/Explanations

Who is an “Insider”?

The concept of “insider” is broad. Any person who possesses material non-public information is considered an insider as to that information. Insiders include Company directors, officers, employees, independent contractors and those persons in a special relationship with the Company, e.g., its auditors, consultants or attorneys. The definition of an insider is transaction specific; that is, an individual is an insider with respect to each material non-public item of which he or she is aware.

What is “Material” Information?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity. Some examples of material information include:

●    unpublished financial results (including earnings estimates);

●    news of a pending or proposed company transaction;

●    developments in major litigation;

●    recapitalizations;

●    significant changes in corporate objectives;

●    change in control or a significant change in management;

●    news of a significant sale of assets;

●    changes in dividend policies; and

●    financial liquidity problems.

The above list is only illustrative; many other types of information may be considered “material,” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis. When in doubt, please contact the General Counsel or Assistant General Counsel.

What is “Non-Public” Information?

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through a report filed with the Securities and Exchange Commission or through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or United Press International. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information.

Generally, one should allow approximately two full trading days following publication as a reasonable waiting period before such information is deemed to be public. Therefore, for example, if an announcement is made before the commencement of trading on a Monday, an employee may trade in Company securities starting on Wednesday of that week, because two full trading days would have elapsed by then (that is, all of Monday and Tuesday). As further examples, if the announcement is made on Monday after trading begins, employees may not trade in Company securities until Thursday, and if the announcement is made on Friday after trading begins, employees may not trade in Company securities until Wednesday of the following week. Note that this restriction is in addition to any other restrictions that apply under this policy, including the requirement that trades be pre-cleared and that they occur during specified trading windows.

Who is a “Related Person”?

For purposes of this Policy, a “Related Person” includes your spouse, minor children and anyone else living in your household; partnerships in which you are a general partner; corporations in which you either singly or together with other “Related Persons” own a controlling interest, trusts of which you are a trustee, settlor or beneficiary; estates of which you are an executor or beneficiary; or any other group or entity where the insider has or shares with others the power to decide whether to buy securities of the Company. Although a person’s parent, adult child or sibling may not be considered a Related Person (unless living in the same household), a parent, adult child or sibling may be a “tippee” for securities laws purposes. See below for a discussion on the prohibition on “tipping.”

Guidelines

Non-disclosure of Material Non-Public Information

Material non-public information must not be disclosed to anyone, except appropriate persons within the Company or those third parties to whom the Company desires to provide such information, until such information has been publicly released by the Company.

Prohibited Trading in Company Securities

No Covered Persons or their Related Persons may place a purchase or sell order or recommend that another person place a purchase or sell order in Company securities outside of a trading window (described below) or when he or she has knowledge of material information concerning the Company that has not been disclosed to the public (even if in a trading window).Pre-Clearance

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. Therefore, Covered Persons must obtain prior clearance from the Company’s General Counsel or Assistant General Counsel, before he, she or any of his or her Related Persons makes any transactions involving Company securities (including a gift, loan, contribution to a trust or other transfer). An exercise of a stock option need not be pre-cleared if such exercise does not involve the sale of any Company securities. The sale of Company securities to finance a broker-assisted “cashless” exercise will require pre-clearance. Pre-clearance may only be obtained by submitting the Pre-Trading Clearance and Certification Form attached hereto as Annex A. Neither the Company’s General Counsel nor Assistant General Counsel may trade in Company securities unless the Chief Executive Officer has approved the trade(s) in accordance with the procedures set forth in this Policy. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. Clearance of a transaction is valid only for a 48- hour period. If the transaction order is not placed within that 48-hour period, clearance of the transaction must be re-requested. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

Hedging and Speculation Prohibited

Covered Persons and their Related Persons are prohibited from hedging Company securities in any transaction that transfers to another, in whole or in part, the economic benefits or risks of ownership of Company securities, including by entering into any short sales, swaps, options, puts, calls, forward contracts or any other similar derivatives transaction, which in each such case transfers to another, in whole or in part, the economic benefits or risks of ownership of Company securities.

In addition, Covered Persons and their Related Persons may not hold Company securities in margin accounts or place standing orders involving Company securities, such as “good until canceled” or “limit” orders, except in compliance with a written Rule 10b5-1 plan approved by the General Counsel or Assistant General Counsel. Investing in Company securities provides an opportunity to share in the future growth of the Company. Investment in the Company and sharing in the growth of the Company, however, does not mean short-range speculation based on fluctuations in the market. Such activities may put the personal gain of the Covered Person or Related Person in conflict with the best interests of the Company and its securityholders.

Officers not subject to Section 16 of the Exchange Act and the rules promulgated thereunder may place and have standing orders involving Company securities in effect only during a window period or pursuant to a written Rule 10b5-1 plan approved by the General Counsel or Assistant General Counsel. All Rule 10b5-1 plans must be implemented as described in “Pre-arranged Trading Plans” below.

Anyone may, of course, exercise options granted to them by the Company and, subject to the restrictions discussed in this Policy and other applicable Company policies, sell shares acquired through exercise of options.

Trading in Securities of Other Companies

No Covered Person or Related Person may place purchase or sell orders or recommend that another person place a purchase or sell order in the securities of another company if the person learns of material non-public information about the other company in the course of his/her service to, or employment with, the Company.

Trading Window

In addition to being subject to all of the other limitations in this Policy, Covered Persons and their Related Persons may normally only buy or sell Company securities in the public market during the period beginning two trading days after the release of the Company quarterly and year-end earnings announcement and continuing for approximately six weeks. This policy does not apply to the exercise of stock options other than “cashless exercises” as described above. In addition, you should remember that even if the window is otherwise open you cannot trade if you are in possession of material non-public information, and you still must receive pre-clearance.

From time to time, however, the Company, through the General Counsel, may close trading during a window period in the light of developments that could involve material non-public information. In these situations, the General Counsel will notify particular individuals that they should not engage in trading of Company securities (except as permitted under a Rule 10b5-1 plan as described below) and should not disclose to others the fact that the trading window has been closed. If the relationship of an individual with the Company should terminate while such a notice is in effect, the prohibition will continue to apply until the General Counsel gives notice that the ban has been lifted.

Prohibition on Selling Stock Acquired by Option Exercise

Covered Persons who have left the employment of the Company in possession of material non-public information about the Company may not trade in Company securities until that information has become public or is not longer material. Additionally, such Covered Persons are prohibited from selling Company Stock acquired by exercising stock options until 6 months after such Covered Person leaves the Company or Board unless such sale is pre-cleared. Notwithstanding the preceding sentence, Covered Persons may immediately sell Company Stock acquired by exercising stock options for the limited purposes of paying the exercise price of the stock option and any applicable tax liability.

Pre-arranged Trading Plans

Rule 10b5-1(c) provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions. Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and if these arrangements are established at a time when you do not possess material non-public information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material non-public information. Arrangements under the rule may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material non-public information at the time of the trades. Trading plans can be established for a single trade or a series of trades. The Company prefers that your trading plan provide for trades quarterly during the window period.

It is important that you document the details of a trading plan properly. Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions to Rule 10b5-1(c) that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge. These requirements include that you act in good faith, that you wait for a cooling-off period between the adoption of a plan and the first trade thereunder, that you not modify your trading instructions while you possess material non-public information and that you not enter into or alter a corresponding or hedging transaction or position. The cooling-off period for Section 16 officers and directors is the later of (i) 90 days and (ii) two business days following the filing of the Form 10-Q or 10-K covering the fiscal quarter in which the plan was adopted (but in any event no later than 120 days after the adoption of the plan), and the cooling-off period for all other persons is 30 days. In addition, you are not permitted to adopt multiple, overlapping trading plans, or more than one single-trade plan in any 12-month period. Because this rule is complex, the Company recommends that you work with a broker and the General Counsel or Assistant General Counsel and be sure you fully understand the limitations and conditions of the rule before you establish a trading plan.

All trading plans must be reviewed and approved by the General Counsel before they are implemented.

“Tipping” Information to Others

Insiders may be liable for communicating or tipping material non-public information to any third party (“tippee”), not limited to just Related Persons. Further, insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material non-public information tipped to them and individuals who trade on material non-public information which has been misappropriated. Tippees inherit an insider’s duties and are liable for trading on material non-public information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material non-public information by receiving overt tips from others or through other things, conversations at social, business or other gatherings. Therefore, it is the Company’s policy that Covered Persons are required to keep completely and strictly confidential all non-public information relating to the Company. Covered Persons and their Related Persons are discouraged from participating in online chat rooms involving the Company, its business or its stock.

Circumvention

No circumvention of this policy is permitted. Do not try to accomplish indirectly what is prohibited directly by this policy. The short-term benefits to an individual cannot outweigh the potential liability that may result when an employee is involved in the illegal trading of securities.

Penalties for Insider Trading

Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and, potentially, their employers. A person can be subject to some or all of the penalties below even if he or she does not permanently benefit from the violation. Penalties include:

●    civil injunctions;

●    treble damages;

●    disgorgement of profits;

●    jail sentences of up to 20 years and criminal fines of up to $5.0 million per violation

●    civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;

●    fines for the employer or other controlling/supervisory person of up to the greater of $1.2 million or three times the amount of the profit gained or loss avoided plus, in the case of entities only, a criminal penalty of up to $2.5 million; and

●    criminal penalties up to 25 years in prison for knowingly executing a “scheme or artifice to defraud any person” in connection with any registered securities.

In addition, any violation of this policy statement can be expected to result in serious sanctions by the Company, including dismissal of the persons involved.

Section 16 Issues

Reporting Changes in Beneficial Ownership

Section 16(a) of the Exchange Act requires officers, directors and 10% beneficial owners of Company common stock to file reports with the SEC disclosing their beneficial ownership of Company common stock and changes to such beneficial ownership. Most changes in beneficial ownership are required to be disclosed on a Form 4 before the end of the second business day following the date of the transaction. To ensure that the proper disclosures are made in a timely manner, preclearance of transactions involving Company securities is required as described above under “Pre-Clearance.”

The reporting requirements under Section 16 and the rules promulgated thereunder are very complex and, accordingly, legal advice should be obtained prior to filing any report with respect to the sale or purchase of Company securities.

The filing of reports on Forms 3, 4 and 5 are the personal responsibility of each director and officer. The SEC has the authority to fine delinquent filers. In addition, the Company and its insiders are subject to certain consequences for non-compliance with these reporting requirements. For example, the Company is required to disclose in its proxy statement and its Form 10-K the number of delinquent reports of an insider, the name of such insider and the transactions by such insider that were not timely reported. While SEC rules impose the obligation for preparing and filing these reports upon the insider, the Company intends to assist the insider in complying with his or her obligation by preparing and filing these forms on behalf of, and at the direction of, the insider as provided for in a power of attorney executed by the insider.

Short-Swing Profits

Directors and executive officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that executive officers and directors who purchase and sell or sell and purchase Company securities in non-exempt transactions within a six-month period must disgorge all profits (including deemed profits) to the Company whether or not they had knowledge of any material nonpublic information. Short-swing issues may also arise as the result of exercising options.

Form 144 Reports

Directors and executive officers of the Company are generally required to file a Form 144 before making an open market sale of Company securities. Form 144 notifies the SEC of the individual’s intent to sell Company securities. This form is generally prepared and filed by the insider’s broker and is in addition to the Section 16 reporting obligations.

Acknowledgment

All Covered Persons must certify in writing that they have read and intend to comply with the procedures set forth in this Policy. See Annex B. Additionally, your broker-dealer will need to sign a Broker Instruction and Representation Letter in the event you establish a Rule 10b5-1 trading plan. See Annex C.

Updated February 6, 2025

ANNEX A

DANA INCORPORATED

Pre-Trading Clearance and Certification Form

Please either e-mail/pdf this completed form to           (          @dana.com) or                  (          @dana.com) or fax it to their attention at             .

I desire to make a trade in securities of Dana Incorporated (“the Company”):

(describe proposed trade)

I hereby certify that I have read the Company’s Insider Trading Policy, and I am not now in possession of any material non-public information concerning the Company or any other company whose securities I intend to trade. I intend to execute this transaction within two days of approval. I understand that I must resubmit this form if the transaction does not take place within that time.

    Date                                   Signature/Certification

Name (print legibly)

Department

The above transaction is:  ☐      Approved if made within 2 business days of

 Approval Date:

☐      Not Approved

[General Counsel or Assistant General Counsel]

Please contact                 at                 or                 at                 if you have any questions.

ANNEX B

DANA INCORPORATED

Acknowledgement of Policy

Dana Incorporated

3939 Technology Drive

Maumee, Ohio 43537

To the Board of Directors:

I acknowledge that I have read and understand the Dana Incorporated Insider Trading Policy and agree to abide by its provisions.

Signature:

Name (Please Print):

Address:

Email:

ANNEX C

Dana Incorporated

Insider Trading Policy

Sample Broker Instruction/Representation Letter

(Name of Employee)

(Address)

(Telephone/Fax/E-mail)

(Date)

(Name of Broker)

(Name of Brokerage House)

Address

Dear (Name of Broker):

With regard to my holdings of securities in Dana Incorporated (the “Company”) and those of my related parties, (names of related parties), held in my account with you, I instruct you:

Not to enter any order (except for orders under and pursuant to pre-approved Rule 10b5-1 plans) without first:

● verifying with the Company that the transaction was pre-cleared by calling                    , at (419) 887-             .

● complying with your firm’s compliance procedures (e.g., Rule 144)

To report immediately to the Company via telephone at (419) 887-          ; and in writing via e-mail to or by fax to (419) 887-           the details of every transaction involving Company stock including gifts, transfers, and all Rule 10b5-1 transactions.

Please execute and return both of the enclosed copies of this representation letter in the enclosed business-reply envelope to:

[Name]

Dana Incorporated

3939 Technology Drive

Maumee, Ohio 43537

Sincerely,

/s/ (Employee)

Acknowledgement

On behalf of (Name of Brokerage Firm) and for myself, I acknowledge the foregoing instructions with regard to the holdings of (Name of Insider) and his/her related parties holdings of securities of Dana Incorporated and signify my agreement to comply with them.

/s/                                                                                         Date         /         /

Name of Broker